UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are incorporated by reference into the Registrant’s registration statements on Form S-8, SEC file numbers 333-185240 and 333-190963, filed by the Registrant with the SEC on December 3, 2012 and September 3, 2013, respectively, and the Registrant’s registration statement on Form F-3, SEC file number 333-190965, filed by the Registrant on September 3, 2013 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On October 9, 2015, Stratasys Ltd. (“we,” “us” or the “Company”) held its 2015 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on three proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on September 14, 2015. The results of the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 27,544,233 (52.94%) of our outstanding ordinary shares, are described below.

The proposals voted upon at the Meeting and the final voting results for each proposal were as follows:

Proposal: 1: Election of each of Mr. Elchanan Jaglom, Mr. S. Scott Crump, Mr. David Reis, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney, Ms. Ziva Patir and Mr. Clifford H. Schwieter to serve as a director of our Company until the 2016 annual general meeting of shareholders:

	For	Against	Abstain
Mr. Elchanan Jaglom	26,069,098	1,207,125	268,010

	For	Against	Abstain
Mr. S. Scott Crump	26,885,147	393,564	265,522

	For	Against	Abstain
Mr. David Reis	26,517,072	761,559	265,602

	For	Against	Abstain
Mr. Edward J. Fierko	26,607,092	670,170	266,971

	For	Against	Abstain
Mr. Ilan Levin	25,113,330	2,161,045	269,858

	For	Against	Abstain
Mr. John J. McEleney	26,960,516	317,934	265,783

	For	Against	Abstain
Ms. Ziva Patir	26,861,099	420,035	263,099

	For	Against	Abstain
Mr. Clifford H. Schwieter	26,621,452	657,679	265,102

Proposal 2: Approval of a cash bonus of $480,645 (approximately 1,885,000 New Israeli Shekels) to be paid to Mr. David Reis, our Company’s Chief Executive Officer and a director, in respect of his performance for the year ended December 31, 2014, as determined by the compensation committee of our Company’s board of directors and our Company’s board of directors pursuant to their authority under Mr. Reis’ existing employment agreement and our Company’s Compensation Policy for Executive Officers and Directors:

For	Against	Abstain
19,394,789	7,840,185	309,259

Proposal 3: Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our Company’s independent auditors for the year ending December 31, 2015 and until the next annual general meeting of shareholders, and to authorize our Company’s board of directors (upon recommendation of the Audit Committee of the board) to fix their remuneration:

For	Against	Abstain
26,730,715	565,391	248,127

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: October 13 , 2015	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and Chief Operating Officer